Exhibit 15.1

April 30, 2024

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Natuzzi S.p.A. and, under the date of April 30, 2024, we reported on the consolidated financial statements of Natuzzi S.p.A. as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023. On April 12, 2024, we notified Natuzzi S.p.A that we decline to stand for reelection as principal independent registered public auditor at the May 30, 2024 general shareholders’ meeting.

We have read Natuzzi S.p.A.’s statements included under Item 16-F of its Form 20-F dated April 30, 2024, and we agree with such statements.

Very truly yours,

/s/ KPMG S.p.A.

Bari, Italy